trivago N.V.
Annual General Meeting of Shareholders
June 30, 2020 - 3:00 p.m. CEST

Voting Results

Resolution	For	Against	Abstain
Adoption of the annual accounts over the financial year 2019	2,115,598,429	44,470	171,039
Appointment of the external auditor for the financial year 2020	2,115,704,240	28,754	80,944
Release of the managing directors from liability for the exercise of their duties during the financial year 2019	2,115,303,643	395,969	114,326
Release of the supervisory directors from liability for the exercise of their duties during the financial year 2019	2,115,299,917	400,449	113,577
Appointment of J.A. Carter as managing director for a period expiring at the end of the annual general meeting to be held in the year 2023	2,115,488,502	213,383	112,053
Appointment M.M. Tillmann as managing director for a period expiring at the end of the annual general meeting to be held in the year 2023	2,115,423,332	277,504	113,102
Appointment of A. Gorin as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2023	2,114,801,523	887,908	124,507
Appointment of R.T.J. Schrömgens as supervisory director for a period expiring on December 31, 2020	2,115,410,837	292,590	110,511
Authorization of the management board to increase the maximum number of shares that may be delivered pursuant to the Company's 2016 Amended and Restated Omnibus Incentive Plan	2,112,732,003	2,971,756	110,179
Approval of an amendment to the Company's 2016 Amended and Restated Omnibus Incentive Plan	2,112,743,416	2,952,932	117,590
Authorization of the management board to acquire shares in the Company’s capital	2,115,522,410	194,110	97,418